NEXXUS LIGHTING, INC.

November 13, 2008

VIA EDGAR AND

OVERNIGHT DELIVERY

Ms. Jennifer R. Hardy

Branch Chief, Legal

Mail Stop 7010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Nexxus Lighting, Inc.
Registration Statement on Form S-1 (File No. 333-153237)
Application for Withdrawal of Registration Statement

Dear Ms. Hardy:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nexxus Lighting, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting withdrawal of its Registration Statement on Form S-1 (File No. 333-153237), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on August 28, 2008.

In light of current public market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Registration Statement was not declared effective. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement (the “Order”) be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

Subject to the Commission’s grant of the Order requested hereby, please forward a copy of the Order to the undersigned via facsimile at (704) 405-0422, with a copy to the Company’s outside legal counsel, Suzan Abramson of Lowndes, Drosdick, Doster, Kantor & Reed, P.A. via facsimile at (407) 843-4444.

If you have any questions regarding the foregoing application for withdrawal, please contact Suzan Abramson at (407) 418-6293.

Sincerely, Nexxus Lighting, Inc.

By:	/s/ Michael A. Bauer
Michael A. Bauer, President and Chief Executive Officer